FINANCIAL PRODUCTS FACT SHEET U5450	Filed pursuant to Rule 433 Registration Statement No. 333-238458-02

Market Linked Securities—Auto-Callable with Contingent Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Technology Select Sector SPDR® Fund, the Financial Select Sector SPDR® Fund, the Consumer Staples Select Sector SPDR® Fund and the Energy Select Sector SPDR® Fund due December 27, 2023

Fact Sheet to Pricing Supplement U5450 dated December 21, 2020

Summary of Terms

Issuer	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Agent	Wells Fargo Securities, LLC
Term	3 years (unless earlier automatic call)
Market Measures	The Technology Select Sector SPDR® Fund, the Financial Select Sector SPDR® Fund, the Consumer Staples Select Sector SPDR® Fund and the Energy Select Sector SPDR® Fund (each, a “Fund”)
Pricing Date	December 21, 2020
Issue Date	December 24, 2020
Original Offering Price	$1,000 per security
Contingent Coupons	See “How contingent coupons are calculated” on page 2
Contingent Coupon Rate	10.40% per annum
Automatic Call	See “How to determine if the securities will be automatically called” on page 2
Calculation Days	Semiannually, on the 21st day of each June and December, commencing June 2021 and ending on the final calculation day. To the extent that we make any change to the expected issue date, the calculation days may also be changed in our discretion to ensure that the term of the securities remains the same.
Final Calculation Day	December 21, 2023
Payment at Stated Maturity	See “How the payment at stated maturity is calculated” on page 3
Stated Maturity	December 27, 2023. To the extent that we make any change to the expected issue date, stated maturity may also be changed in our discretion to ensure that the term of the securities remains the same.
Lowest Performing Fund	See “How the lowest performing Fund is determined” on page 2
Starting Price	For the Technology Select Sector SPDR® Fund: $128.08; for the Financial Select Sector SPDR® Fund: $28.72; for the Consumer Staples Select Sector SPDR® Fund: $66.64; for the Energy Select Sector SPDR® Fund: $38.13
Ending Price	For each Fund, its fund closing price on the final calculation day
Coupon Threshold Price	For the Technology Select Sector SPDR® Fund: $83.252; for the Financial Select Sector SPDR® Fund: $18.668; for the Consumer Staples Select Sector SPDR® Fund: $43.316; for the Energy Select Sector SPDR® Fund: $24.7845 (for each Fund, 65% of its starting price)
Downside Threshold Price	For the Technology Select Sector SPDR® Fund: $76.848; for the Financial Select Sector SPDR® Fund: $17.232; for the Consumer Staples Select Sector SPDR® Fund: $39.984; for the Energy Select Sector SPDR® Fund: $22.878 (for each Fund, 60% of its starting price)
Fund Closing Price	With respect to a Fund (or one unit of any other security for which a fund closing price must be determined) on any trading day, the product of (i) the closing price of one share of such Fund or such other security on such trading day and (ii) the adjustment factor applicable to such Fund on such trading day
Closing Price	With respect to a share of a Fund (or one unit of any other security for which a closing price must be determined) on any trading day, the price, at the scheduled weekday closing time, without regard to after hours or any other trading outside the regular trading session hours, of the share on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended, on which the share (or any such other security) is listed or admitted to trading
Adjustment Factor	1.0, subject to adjustment in the event of certain events affecting the shares of a Fund
Calculation Agent	Credit Suisse International
Denominations	$1,000 and any integral multiple of $1,000
Fees	Wells Fargo Securities, LLC (“WFS”) will act as agent for the securities and will receive an agent discount of $25 per security. The agent may resell the securities to other securities dealers at the original offering price of the securities less a concession of $15.00 per security. Such securities dealers may include those using the trade name Wells Fargo Advisors (“WFA”). In addition to the concession allowed to WFA, WFS will pay $0.75 per security of the agent’s discount to WFA as a distribution expense fee for each security sold by WFA. In addition, Credit Suisse will pay a fee of $1.00 per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.
CUSIP	22552WXN0

Investment Description

•	Linked to the lowest performing of the Technology Select Sector SPDR® Fund, the Financial Select Sector SPDR® Fund, the Consumer Staples Select Sector SPDR® Fund and Energy Select Sector SPDR® Fund (each referred to as a “Fund”, and collectively as the “Funds”)

•	Unlike ordinary debt securities, the securities do not provide for fixed payments of interest, do not repay a fixed amount of principal at maturity and are subject to potential automatic call prior to stated maturity upon the terms described below. Whether the securities pay a contingent coupon, whether the securities are automatically called prior to stated maturity and, if they are not automatically called, whether you are repaid the original offering price of your securities at stated maturity will depend in each case on the fund closing price of the lowest performing Fund on the relevant calculation day. The lowest performing Fund on any calculation day is the Fund that has the lowest fund closing price on that calculation day as a percentage of its starting price

•	Contingent Coupon: The securities will pay a contingent coupon on a semiannual basis until the earlier of stated maturity or automatic call if, and only if, the fund closing price of the lowest performing Fund on the calculation day for that semiannual period is greater than or equal to its coupon threshold price. However, if the fund closing price of the lowest performing Fund on a calculation day is less than its coupon threshold price, you will not receive any contingent coupon for the relevant semiannual period. If the fund closing price of the lowest performing Fund is less than its coupon threshold price on every calculation day, you will not receive any contingent coupons throughout the entire term of the securities. The contingent coupon rate is 10.40% per annum

•	The coupon threshold price of each Fund is equal to 65% of its starting price

•	Automatic Call: If the fund closing price of the lowest performing Fund on any of the semiannual calculation days from June 2021 to June 2023, inclusive, is greater than or equal to its starting price, the securities will be automatically called for the original offering price plus a final contingent coupon

•	Potential Loss of Principal: If the securities are not automatically called prior to stated maturity, you will receive the original offering price at stated maturity if, and only if, the ending price of the lowest performing Fund is greater than or equal to its downside threshold price. If the ending price of the lowest performing Fund is less than its downside threshold price, you will lose more than 40%, and possibly all, of the original offering price of your securities

•	The downside threshold price of each Fund is equal to 60% of its starting price

•	If the securities are not automatically called prior to stated maturity, you will have full downside exposure to the lowest performing Fund from its starting price to its ending price if its ending price is less than its downside threshold price, but you will not participate in any appreciation of any Fund and will not receive any dividends on shares of any Fund

•	All payments on the securities are subject to the credit risk of Credit Suisse; if Credit Suisse defaults on its obligations, you could lose some or all of your investment

•	No exchange listing; you should be willing and able to hold your securities

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the pricing date is $974.20 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our internal funding rate)). See “Investment Description” and “Selected Risk Considerations” in the accompanying pricing supplement.

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” in this fact sheet and “Selected Risk Considerations” in the accompanying pricing supplement.

Investors should carefully review the accompanying pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Supplemental terms of the securities

For purposes of the securities offered by the accompanying pricing supplement, all references to each of the following terms used in the accompanying product supplement will be deemed to refer to the corresponding term used in such pricing supplement, as set forth in the table below:

Product Supplement Term	Pricing Supplement Term
Underlying	Fund
Trade date	Pricing date
Principal amount	Original offering price
Valuation date	Final calculation day
Maturity date	Stated maturity
Early redemption	Automatic call
Observation date	Calculation day
Early redemption date	Call settlement date
Lowest performing underlying	Lowest performing Fund
Initial level	Starting price
Final level	Ending price
Knock-in level	Downside threshold price
Coupon barrier level	Coupon threshold price
Closing level	Fund closing price

How the lowest performing Fund is determined

The lowest performing Fund on any calculation day is the Fund with the lowest performance factor on that calculation day.

The performance factor, with respect to a Fund on any calculation day, will be its fund closing price on such calculation day divided by its starting price (expressed as a percentage).

How contingent coupons are calculated

On each “contingent coupon payment date” (the third business day following each calculation day, subject to postponement as set forth in the accompanying pricing supplement), you will receive a contingent coupon at a per annum rate equal to the contingent coupon rate if, and only if, the fund closing price of the lowest performing Fund on the related calculation day is greater than or equal to its coupon threshold price.

If the fund closing price of the lowest performing Fund on any calculation day is less than its coupon threshold price, you will not receive any contingent coupon on the related contingent coupon payment date. If the fund closing price of the lowest performing Fund is less than its coupon threshold price on all semiannual calculation days, you will not receive any contingent coupons over the term of the securities.

Each semiannual contingent coupon, if any, will be calculated per security as follows:

$1,000 x contingent coupon rate / 2

The contingent coupon rate is 10.40% per annum. Any contingent coupons will be rounded to the nearest cent, with one-half cent rounded upward.

How to determine if the securities will be automatically called

If the fund closing price of the lowest performing Fund on any of the semiannual calculation days from June 2021 to June 2023, inclusive, is greater than or equal to its starting price, the securities will be automatically called, and on the related call settlement date you will be entitled to receive a cash payment per security equal to the original offering price per security plus a final contingent coupon. The securities are subject to automatic call on the first semiannual calculation day, which is approximately six months after the issue date.

If the securities are automatically called, they will cease to be outstanding on the related call settlement date and you will have no further rights under the securities after such call settlement date.

How the payment at stated maturity is calculated

If the securities are not automatically called prior to stated maturity, you will receive at stated maturity a payment per security equal to the redemption amount (in addition to the final contingent coupon, if any). The redemption amount per security will be determined as follows:

•	If the ending price of the lowest performing Fund is greater than or equal to its downside threshold price, the redemption amount at maturity will be equal to $1,000

•	If the ending price of the lowest performing Fund is less than its downside threshold price, the redemption amount at maturity will be equal to:

If the securities are not automatically called prior to stated maturity and the ending price of the lowest performing Fund is less than its downside threshold price, you will lose more than 40%, and possibly all, of the original offering price of your securities at stated maturity.

Any return on the securities will be limited to the sum of your contingent coupons, if any. You will not participate in any appreciation of any Fund, but you will have full downside exposure to the lowest performing Fund on the final calculation day if the ending price of that Fund is less than its downside threshold price.

Hypothetical Payout Profile

The following profile illustrates the potential payment at stated maturity on the securities (excluding the final contingent coupon, if any) for a range of hypothetical performances of the lowest performing Fund on the final calculation day from its starting price to its ending price, assuming the securities have not been automatically called prior to the stated maturity. This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual ending price of the lowest performing Fund on the final calculation day and whether you hold your securities to stated maturity. The performance of the better performing Funds is not relevant to your return on the securities.

Hypothetical Returns

If the securities are automatically called: If the securities are automatically called prior to stated maturity, you will receive the original offering price of your securities plus a final contingent coupon on the call settlement date. In the event the securities are automatically called, your total return on the securities will equal any contingent coupons received prior to the call settlement date and the contingent coupon received on the call settlement date.

If the securities are not automatically called: If the securities are not automatically called prior to stated maturity, the following table illustrates, for a range of hypothetical performance factors of the lowest performing Fund on the final calculation day, the hypothetical redemption amount payable at stated maturity per security (excluding the final contingent coupon, if any). The performance factor of the lowest performing Fund on the final calculation day is its ending price expressed as a percentage of its starting price (i.e its ending price divided by its starting price).

Hypothetical performance factor of lowest performing Fund on final calculation day	Hypothetical payment at stated maturity per security
200%	$1,000
175%	$1,000
160%	$1,000
150%	$1,000
140%	$1,000
130%	$1,000
120%	$1,000
110%	$1,000
100%	$1,000
90%	$1,000
80%	$1,000
70%	$1,000
60%	$1,000
59%	$590
50%	$500
40%	$400
30%	$300
25%	$250
0%	$0

The above figures do not take into account contingent coupons, if any, received during the term of the securities. As evidenced above, in no event will you have a positive rate of return based solely on the redemption amount received at maturity; any positive return will be based solely on the contingent coupons, if any, received during the term of the securities. Each security has an original offering price of $1,000.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. If the securities are not automatically called prior to stated maturity, the actual amount you will receive at stated maturity will depend on the actual ending price of the lowest performing Fund on the final calculation day. The performance of the better performing Funds is not relevant to your return on the securities.

Selected Risk Considerations

The risk factors listed below are discussed in detail in the “Selected Risk Considerations” section in the accompanying pricing supplement. Please review those risk disclosures carefully.

Risks Relating to the Securities Generally

•	If The Securities Are Not Automatically Called Prior To Stated Maturity, You May Lose Some Or All Of The Original Offering Price Of Your Securities At Stated Maturity.
•	Regardless Of The Amount Of Any Payment You Receive On The Securities, Your Actual Yield May Be Different In Real Value Terms.
•	The Securities Will Not Pay More Than The Original Offering Price Of Your Securities, Plus Contingent Coupons, If Any.
•	The Securities Do Not Provide For Regular Fixed Interest Payments.
•	Contingent Coupons, If Any, Are Paid On A Periodic Basis And Are Based Solely On The Fund Closing Prices Of The Funds On The Specified Calculation Days.
•	Your Return On The Securities Will Depend Solely On The Performance Of The Fund That Is The Lowest Performing Fund On Each Calculation Day, And You Will Not Benefit In Any Way From The Performance Of The Better Performing Funds.
•	More Favorable Terms Are Generally Associated With Greater Expected Volatility, And Can Indicate A Greater Risk Of Loss.
•	The Securities Are Subject To A Potential Automatic Call, Which Would Limit Your Opportunity To Be Paid Contingent Coupons Over The Full Term Of The Securities.
•	The Securities Are Subject To A Potential Automatic Call, Which Exposes You To Reinvestment Risk.
•	A Contingent Coupon Payment Date, A Call Settlement Date And The Stated Maturity May Be Postponed If A Calculation Day Is Postponed.
•	Postponement Of Certain Dates May Adversely Affect Your Return.
•	The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

Risks Relating to the Funds

•	The Securities Are Subject To The Full Risks Of Each Fund And Will Be Negatively Affected If Any Fund Performs Poorly, Even If The Other Funds Perform Favorably.
•	There Are Risks Associated With The Funds.
•	The Performance And Market Value Of Each Fund, Particularly During Periods Of Market Volatility, May Not Correlate To The Performance Of Its Tracked Index.
•	The Stocks Included In Each Fund Are Concentrated In One Particular Sector.
•	Historical Performance Of Any Fund Is Not Indicative Of Its Future Performance.
•	We Cannot Control The Actions Of Any Issuers Whose Equity Securities Are Included In Or Held By Any Fund.
•	Risks Associated With Investments In Securities Linked To The Performance of Foreign Equity Securities.
•	No Ownership Rights Relating To The Funds.
•	No Dividend Payments Or Voting Rights.
•	Anti-Dilution Protection Is Limited.

Risks Relating to the Issuer

•	The Securities Are Subject To The Credit Risk Of Credit Suisse.
•	Credit Suisse Is Subject To Swiss Regulation.

Risks Relating to Conflicts of Interest

•	Hedging And Trading Activity Could Adversely Affect Our Payment To You At Stated Maturity.
•	Our Economic Interests Are Potentially Adverse To Your Interests.

Risks Relating to the Estimated Value and Secondary Market Prices of the Securities

•	Unpredictable Economic And Market Factors Will Affect The Value Of The Securities.
•	The Estimated Value Of The Securities On The Pricing Date Is Less Than The Original Offering Price.
•	Effect Of Interest Rate Used In Structuring The Securities.
•	The Estimated Value Of The Securities Is Not An Indication Of The Price, If Any, At Which Credit Suisse Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.
•	The Securities Will Not Be Listed On Any Securities Exchange And A Trading Market For The Securities May Not Develop.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Pricing Supplement dated December 21, 2020, Underlying Supplement dated June 18, 2020, Product Supplement No. I–C dated June 18, 2020, Prospectus Supplement and Prospectus dated June 18, 2020, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable pricing supplement are inconsistent with those described herein, the terms described in the applicable pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010320024669/dp143373_424b2-u5450.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the original offering price per security. Credit Suisse, WFS and their affiliates are not obligated to purchase the securities from you at any time prior to maturity.

Not a research report

This material is not a product of Credit Suisse’s research department.

Consult your tax advisor

Investors should review carefully the accompanying pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

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